

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

September 9, 2016

Via E-mail
Scott W. Absher
ShiftPixy, Inc.
18100 Von Karman Avenue
Suite 850
Irvine, CA 92612

> **Re:** **ShiftPixy, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed August 16, 2016**
> **File No. 024-10557**

Dear Mr. Absher:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2016 letter.

General

1. We note your disclosure in the offering circular on page 8 that, "ShiftPixy allows restaurant or hospitality group to 'off-load' their ACA compliance and other employment regulatory compliance issues by requiring all of the Shifter/variable hour employees to become employees of ShiftPixy." Please provide to us a detailed analysis as to how the services that you intend to provide are consistent with the provisions and intent of the Patient Protection and Affordable Care Act.

Use of Proceeds, page 23

2. We note your response to comment 6. Please disclose in your offering circular that none of the proceeds from the offering will be used to compensate or otherwise make payments to your officers or directors.

3. We note that your "Staff/Location expansion" expense goes down if you sell 100% of the shares being offered as compared to if you sell 75% of the shares being offered. Please confirm these numbers for accuracy.

Dilution, page 25

4. Please revise the dilution per share table and your disclosure throughout the filing to present the calculation assuming the sale of 30% of the shares offered, rather than 25%, to coincide with your minimum offering.

5. Please revise the total consideration tables to present the net proceeds from new investors after underwriting discount and commissions and estimated other offering expenses as explained in the paragraph preceding the tables.

Underwriting, page 26

6. We note your disclosure on page 27 that if the offering does not close, the proceeds for the offering will be promptly returned to investors, without deduction and generally without interest. We also note that on page 28 you state that FundAmerica Securities, LLC is entitled to certain itemized administrative fees paid out of or charged to investor funds not to exceed a maximum of $55,900. Please provide a detailed explanation as to how the proceeds from the offering will be returned to investors without deduction if investor funds are being charged these administrative fees. Please provide further detail in your disclosure as to what services these fees are for, and describe how and when investors will be charged these amounts. We may have further comment.

Our Business, page 43

7. We note your disclosure on page 44 where you state that the New York, Orlando, Dallas, Chicago, Las Vegas and Atlanta markets account collectively for 53% of the employers with 50 or more employees in the restaurant/hospitality sector. We also note that on page 44 you seem to cite the same statistic when referring to a different set of cities. Please revise your disclosure to correct this apparent discrepancy or advise.

Description of Securities

Options and Warrants, page 63

8. Please describe any economic rights that the holders of your Preferred Stock are entitled to, including any rights to share in the distribution of your assets in the event of liquidation.

Index to Financial Statements

Notes to the Financial Statements (Unaudited) for the Six Months Ended February 29, 2016, page F-18

Revenue Recognition, page F-18

9. Please confirm and revise your disclosure to clarify that admin fees are reported on a net basis for the period ending February 29, 2016 consistent to your fiscal year ending August 31, 2016.

Part III – Exhibits

Index to Exhibits, page 67

10. We note from your Exhibit Index that Exhibits 11.2 and 12.1 were filed with your offering statement, but we were unable to locate them. Please include these exhibits with your next filing.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395, or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Michael T. Williams, Esq.
        Williams Securities Law Firm, P.A.